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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of November 2020

Commission File Number 001-35286

FRANCO-NEVADA CORPORATION

(Translation of registrant’s name into English)

199 Bay Street, Suite 2000, P.O. Box 285, Commerce Court Postal Station, Toronto, Ontario, Canada M5L 1G9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ◻	Form 40-F ⌧

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ◻

The information contained in Exhibits 99.2 and 99.3 of this Form 6-K is hereby incorporated by reference into the registrant’s registration statements on Form F-3 (file no. 333-225687), on Form S-8 (file no. 333-176856) and on Form F-10 (file no. 333-237671).

INDEX TO EXHIBITS

99.1	Press Release dated November 4, 2020 – Franco-Nevada Reports Record Financial Results

99.2	Management’s Discussion and Analysis for the three and nine months ended September 30, 2020

99.3	Interim Consolidated Financial Statements for the three and nine months ended September 30, 2020

99.4	Certification of Chief Executive Officer

99.5	Certification of Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCO-NEVADA CORPORATION

/s/ Lloyd Hong
Date: November 4, 2020	Lloyd Hong

Chief Legal Officer & Corporate Secretary